UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to ________________________

Commission file number 0-20900

COMPUWARE CORPORATION ESOP/401(k) PLAN

(Full title of the plan)

Compuware Corporation
One Campus Martius
Detroit, Michigan  48226

Compuware Corporation
ESOP/401(k) Plan

Financial Statements as of and for the Years
Ended March 31, 2010 and 2009,
Supplemental Schedule as of March 31, 2010
and Independent Auditors’ Report

COMPUWARE CORPORATION ESOP/401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Compuware Corporation ESOP/401(k) Plan

Date: 9/24/2010	By: Laura L. Fournier
Laura L. Fournier
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (Plan) as of March 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP
South Bend, Indiana
September 23, 2010

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2010 AND 2009

	2010	2009

ASSETS:
Investments—at fair value:
Common Stock—Compuware Corporation	$51,543,287	$47,480,586
Commingled Pool - Fidelity U.S. Equity Index	-	27,630,836
Unitized Fund - State Street Bank and Trust
Mid-Cap Blend Unitized Fund	-	22,085,005
Stable Value Collective Trusts	233,718	-
Mutual Funds:
Short-term securities	44,609,114	51,378,815
Bonds (government and corporate)	41,440,326	36,933,085
Equity	231,964,989	116,970,909
Lifecycle	14,595,376	5,626,315
Real estate	6,309,451	2,771,529
Participant loans	4,329,185	4,920,070

Total Investments	395,025,446	315,797,150

Other receivable	65,244	25,314

Total Assets and Net Assets Available for Benefits Reflecting All Investments at Fair Value	$395,090,690	$315,822,464

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(177)	-

NET ASSETS AVAILABLE FOR BENEFITS	$395,090,513	$315,822,464

The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2010 AND 2009

	2010	2009

Investment income/(loss):
Interest and dividends	$4,638,663	$7,911,792
Net appreciation /(depreciation) in fair value of Compuware Corporation common stock	11,931,519	(4,671,175)
Net appreciation /(depreciation) in fair value of Fidelity U.S. Equity Index Commingled Pool	13,077,134	(18,118,113)
Net appreciation /(depreciation) in fair value of State Street Bank and Trust Advisors Mid-Cap Blend Unitized Fund	10,340,180	(16,642,185)
Net appreciation/ (depreciation) in fair value of Mutual Funds	70,179,526	(100,924,848)
Total Investment Income/(Loss)	110,167,022	(132,444,529)

Contributions:
Participant	17,671,144	24,029,074
Qualified nonelective contributions (QNEC)	-	8,900
Participant rollover	690,502	755,903
Total Contributions	18,361,646	24,793,877

Total Net Additions/ (Subtractions)	128,528,668	(107,650,652)

Benefits paid to participants	54,342,906	43,428,226
Administrative and other expenses	133,184	150,536

Total Reductions	54,476,090	43,578,762

NET INCREASE /(DECREASE) PRIOR TO PLAN MERGER	74,052,578	(151,229,414)

Plan Merger (Note 6)	5,215,471	-

NET INCREASE /(DECREASE)	79,268,049	(151,229,414)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	315,822,464	467,051,878

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$395,090,513	$315,822,464

The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

1.	GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (Company) ESOP/401(k) Plan (Plan) provides only general information. The Plan document should be referred to for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan (ESOP) and a 401(k) Plan. The assets for both features are combined in a common trust.  All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive any discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Compuware has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) appointing Fidelity to act as trustee of the Plan.

Contributions—ESOP—Employer contributions to the ESOP are at the discretion of the Company, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution.  During the 2010 and 2009 Plan years, the Company did not make an ESOP contribution.

Contributions—401(k)—Participants in the Plan may elect to defer up to 75% of their pre-tax pay each pay period, and up to 10% of their after-tax pay each pay period, with a combined maximum limit of 85% for investment in the Plan.   An after-tax Roth 401K election is also available but is limited to the pre-tax contribution limitations.  The Plan requires a 2% automatic enrollment policy, wherein unless an active participant elects otherwise, they are deemed to have elected to make an automatic pre-tax contribution of 2% in the Plan.  The automatic pre-tax contribution is effective as soon as administratively possible after 90 days from the first day of employment.

The amount of pre-tax or after-tax pay deferral contributions for each participant is limited to $16,500 during the 2010 and 2009 calendar years, based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax “catch-up” contributions in accordance with the provisions of Code Section 414(v). The maximum annual catch-up contribution is $5,500 for 2010 and 2009.

Qualified Nonelective Contribution (“QNEC”)—A QNEC contribution of $13,880 was made during the Plan year ended March 31, 2009 to participants who were not properly set up in the automatic enrollment process.  Of this amount $4,980 was funded through forfeitures and $8,900 was funded by Fidelity.

Participants’ Accounts—ESOP—Company contributions to the ESOP are allocated to eligible individual participant accounts based upon eligible compensation.  These amounts are immediately subject to the individual participant’s investment direction.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

1.	GENERAL DESCRIPTION OF THE PLAN (Continued)

Participants’ Accounts—401(k)—All Plan withholdings contributed to the Plan are deposited in each participant’s account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants’ accounts based on the actual earnings of the investment funds selected by the participants.

Vesting—ESOP—Participants are vested based on the number of years of service. Vesting begins after two years of service, with full vesting occurring after six years of service. Prior to April 1, 2007, vesting began after three years of service, with full vesting occurring after seven years of service.

Vesting—401(k) and Roth 401(k)—Plan participants’ contributions and earnings thereon are fully vested. In addition, all employees acquired through Compuware’s acquisition of Gomez, Inc., were credited with years of service under the Gomez 401(K) Plan and their contributions and earnings are fully vested.

Forfeited Accounts - ESOP—As of March 31, 2010 and 2009, forfeited nonvested accounts totaled $1,265,329 and $547,250 respectively.  These accounts may be allocated to remaining participants in the same manner as Company ESOP contributions.  During the 2009 plan year, in accordance with the 8th amendment to the Plan dated June 13, 2008, all eligible participants received a contribution of 40 shares of company stock.  This amendment applies to the 2009 plan year only.  The primary source of this allocation was from the forfeiture account.

Participant Loans—Participants may have only two outstanding loans at any time.  Effective January 3, 2006, loans must originate from assets in the 401(k) portion of the participants’ accounts.  Prior to January 3, 2006, participants were allowed to have one loan originating from the ESOP allocations and one loan from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers.

The maximum loan amount is equal to the lesser of $50,000 or 50% of their vested balance (excluding the ESOP source beginning January 3, 2006) minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant’s account.  Interest is paid quarterly at 1% above the Prime Interest Rate.  Interest rates on loans, currently outstanding, range from 4.25% to 9.25%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity’s loan coupon service for hourly employees, terminated employees, and rehires.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may request to receive a lump-sum amount equal to the value of the participant’s vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (ASC 820-10).  This guidance states that, even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The guidance provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  ASC 820-10 requires increased disclosures and is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  The Plan adopted ASC 820-10, on April 1, 2009 without having any effect on the disclosures related to the Plan’s net assets available for benefits or changes therein.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) which provides a practical expedient for measuring the fair values of plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts, and pooled separate accounts).  This guidance also provides enhanced disclosure requirements, and it became effective for plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued.  The Plan’s adoption of this standard in 2009 had no effect upon net assets available for benefits.

Investment Valuation— The investment valuation policy of the Plan is to value investments, other than participant loans, at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date, the record date that a participant must be on the company's books as a shareholder to receive a dividend.

ASC 820-10 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  ASC 820-10 establishes a fair value hierarchy, which requires the Plan to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value.

The hierarchy places the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy under ASC 820-10 are described below:

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1	Quoted prices in active markets for identical securities.
Level 2
Prices determined using significant observable inputs. Observable inputs are inputs that other participants would use in valuing a portfolio instruments. These may include quoted prices for similar securities, interest rates, payment spreads, credit risk, and others.

Level 3
Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Plan’s own assumptions about the factors market participants would use in valuing a portfolio instrument, and would be based on the best information available.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level within the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock and Mutual funds: The fair values of Company stock and of mutual fund investments are determined by quoted market prices on nationally recognized securities exchanges (level 1 inputs). The Plan’s investment in Company stock is valued at its quoted market price of $8.40 and $6.59 at March 31, 2010 and 2009, respectively.

Commingled pools and unitized funds: The fair values of participation units held in commingled pools and unitized funds, other than stable value funds, are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stable value funds:  The fair values of participation units in the stable value collective trusts are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the funds (level 2 inputs).   The funds invest in fixed income securities or bond funds and may include derivative investments with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.  The funds provide for daily redemptions by the Plan at reported net asset values per share with no advance notification.

Participant loans:  Participant loans are reported at their outstanding balances, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of the inputs used, as of March 31, 2010 and 2009, involving the Plan’s investments, excluding participant loans, carried at fair value. The inputs or methodologies used for valuing investments and other financial instruments may not be an indication of the risk associated with investing in those securities.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments, Other than Participant Loans
Fair Value Measurement at March 31, 2010
Investments, other than participant loans	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock—Compuware Corporation	$51,543,287	-	-
Stable Value Collective Trust	-	233,718
Mutual Funds:			-
Short-term securities	44,609,114	-
Bonds (government and corporate)	41,440,326	-	-
Equity		-	-
Large Cap	116,651,215	-	-
Mid-Cap	54,727,548	-	-
Small Cap	9,864,222	-	-
International	50,722,004	-	-
Vanguard Lifecycle			-
Target Retirement 2005 Fund	139,259	-
Target Retirement 2010 Fund	331,320	-	-
Target Retirement 2015 Fund	1,918,916	-	-
Target Retirement 2020 Fund	1,768,541	-	-
Target Retirement 2025 Fund	2,497,278	-	-
Target Retirement 2030 Fund	2,157,982	-	-
Target Retirement 2035 Fund	2,789,569	-	-
Target Retirement 2040 Fund	1,752,807	-	-
Target Retirement 2045 Fund	822,110	-	-
Target Retirement 2050 Fund	167,988	-	-
Target Retirement Income Fund	249,606	-	-
Real estate	6,309,451	-	-

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments, Other than Participant Loans
Fair Value Measurement at March 31, 2009

Investment Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock—Compuware Corporation	$47,480,586	$47,480,586	-	-
Commingled Pool - Fidelity U.S. Equity Index	27,630,836	-	27,630,836	-
Unitized Fund - State Street Global Advisors
Mid-Cap Blend Unitized Fund	22,085,005	-	22,085,005	-
Mutual Funds:
Short-term securities	51,378,815	51,378,815	-	-
Bonds (government and corporate)	36,933,085	36,933,085	-	-
Equity	116,970,909	116,970,909	-	-
Lifecycle	5,626,315	5,626,315	-	-

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in stable value funds as of March 31, 2010.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at March 31, 2010 and 2009, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative fees - Plan administrative fees consist of recordkeeping fees, participant loan initiation fees, loan maintenance fees, short-term trading fees and other related participant fees.  Quarterly recordkeeping expenses of the Plan are paid using the Plan forfeiture account.  Prior to using forfeitures, the Company paid the recordkeeping expenses in cash. Individual participants pay all other fees.

Benefit Payments - Payments for benefits are recorded when paid.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since the receipt of the determination letter.  However, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the Plan, the employer, and certain others.  Certain investments of the Plan are shares of mutual funds and commingled pool funds, which are offered by Fidelity Investments, an affiliate of the Plan trustee. Stable value collective trusts are offered by Fidelity Management Trust Company (Fidelity), which is the Plan trustee. These transactions and the Plan’s payment of trustee fees to Fidelity qualify as party-in-interest transactions.  The Plan also invests in shares of common stock issued by Compuware Corporation, which qualifies as a party-in-interest investment.  Further, participant loan transactions are also party-in-interest transactions.

The 6,135,499 and 7,204,190 shares of Compuware Corporation common stock held by the Plan as of March 31, 2010 and 2009 represent approximately 2.7% and 3.0% of the Company’s outstanding shares as of March 31, 2010 and 2009.  The Company common stock held by the Plan as of March 31, 2010 and 2009 has been valued at its quoted market price as of the 2010 and 2009 financial statement date of $8.40 and $6.59 per share.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

5.	PARTIES-IN-INTEREST (Continued)

There were no cash dividends paid to the Plan by Compuware Corporation during the plan years ended March 31, 2010 and 2009.  Total appreciation for the Compuware Corporation common stock for the plan year ended March 31, 2010 was $11,931,519. Total depreciation for the Compuware Corporation common stock for the plan year ended March 31, 2009 was $(4,671,175).  This is included in net appreciation/(depreciation) per the Statement of Changes in Net Assets Available for Benefits.

6.	PLAN MERGERS

On November 9, 2009, Compuware Corporation acquired Gomez, Inc. and on December 31, 2009, the Gomez 401(k) Plan was merged into the Plan.  All of the assets of the Gomez 401(k) Plan were transferred to the Plan, causing the dissolution of the Gomez 401(k) Plan.  Each participant in the Gomez 401(k) Plan became eligible to participate in the Plan upon, or before, the effective date of the merger.

7.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows:

	2010		2009
Compuware Corporation Common Stock:
ESOP ( 5,040,439 and 5,926,127 shares, respectively)	$42,343,873		$39,054,055
401(k) ( 1,095,060 and 1,278,063 shares, respectively)	9,199,414		8,426,531
Vanguard Institutional Index Fund	37,098,354		-	**
Fidelity Diversified International Fund	36,392,321		27,242,671
Fidelity Retirement Money Market Fund	35,135,440		40,494,830
MSIFT Mid-Cap Growth	30,397,811		-	**
Janus Twenty Fund	29,238,850		21,124,442
Vanguard Total Bond Market Index Fund	27,999,283		27,116,975
Artisan Mid Cap Value Fund	24,329,736		-	**
Harbor Large Cap Value Fund	22,810,048		-	**
Fidelity Equity Income Fund	-	**	16,911,356
Fidelity U.S. Equity Index Commingled Pool	-	**	27,630,836
State Street Bank and Trust Mid-Cap Blend Unitized Fund	-	**	22,085,005

** Investment less than 5% included for comparative purposes only

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

8.	FUND INFORMATION

Investment income, participant contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2010    and 2009:

	ESOP*	Loan	401(k)	Total
BEGINNING BALANCE—MARCH 31, 2009	$44,848,271	$512,072	$270,462,121	$315,822,464

INVESTMENT INCOME/ (LOSS)	11,587,251	(5,275)	98,585,046	110,167,022

CONTRIBUTIONS:
Participant	-	-	17,671,144	17,671,144
Participant rollover	-	-	690,502	690,502
Total contributions	-	-	18,361,646	18,361,646

BENEFITS PAID TO PARTICIPANTS	5,843,964	96,078	48,402,864	54,342,906

ADMINISTRATIVE AND OTHER EXPENSES	84,888	-	48,296	133,184

Plan Merger	-	-	5,215,471	5,215,471

EXCHANGES	(137,049)	140,203	(3,154)	-

ENDING BALANCE—MARCH 31, 2010	$50,369,621	$550,922	$344,169,970	$395,090,513

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 and 2009

8.	FUND INFORMATION (Continued)

	ESOP*	Loan	401(k)	Total
BEGINNING BALANCE—MARCH 31, 2008	$56,888,814	$478,659	$409,684,405	$467,051,878

INVESTMENT INCOME/ (LOSS)	(6,251,933)	39,314	(126,231,910)	(132,444,529)

CONTRIBUTIONS:
Participant	-	-	24,029,074	24,029,074
QNEC	(4,980)	-	13,880	8,900
Participant rollover	-	-	755,903	755,903
Total contributions	(4,980)	-	24,798,857	24,793,877

BENEFITS PAID TO PARTICIPANTS	5,618,400	60,671	37,749,155	43,428,226

ADMINISTRATIVE AND OTHER EXPENSES	110,090	-	40,446	150,536

EXCHANGES	(55,140)	54,770	370	-

ENDING BALANCE—MARCH 31, 2009	$44,848,271	$512,072	$270,462,121	$315,822,464

* This Balance includes previously forfeited amounts held within the money market fund

SUPPLEMENTAL SCHEDULE

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral		Current
	Lessor or Similar Party	Par or Maturity Value (in Shares)	Cost	Value

*	Compuware Corporation	Compuware Corporation Common Stock; 6,135,499 shares	$53,045,483	$51,543,287
*	Fidelity Investments	Diversified International Fund; 1,291,882 units	35,934,640	36,392,321
*	Fidelity Investments	Dividend Growth Fund; 503,284 units	13,100,542	12,702,895
*	Fidelity Management Trust	Advisor Stable Value Fund; 148,492 units	148,492	149,397
	Company
	American Funds	Growth Fund of America - Class A Fund; 496,849 units	14,024,916	14,145,298
*	Fidelity Investments	Retirement Money - Market Fund; 35,135,440 units	35,135,440	35,135,440
*	Fidelity Investments	Institutional Short - Intermediate Government Fund; 938,917 units	9,288,893	9,473,674
*	Fidelity Management Trust	Fidelity Managed Income Fund; 85,049 units	85,049	84,321
	Company
	Vanguard	Institutional Index Fund; 346,649 units	37,136,853	37,098,354
	Domini	Social Equity Fund; 23,977 units	658,011	655,770
	PIMCO	Foreign Bond Index Fund; 516,511 units	5,252,279	5,325,229
	Artisan	Mid Cap Value Fund; 1,311,576 units	24,381,723	24,329,736
	Allianz	NACM High Yield Bond CL; 848,047 units	7,994,904	8,115,814
	Harbor	Large Cap Value Fund; 3,111,875 units	22,810,039	22,810,048
	Janus	Twenty Fund; 457,143 units	24,715,404	29,238,850
	Morgan Stanley Institutional
	Fund Trust	Mid-Cap Growth Fund; 1,044,957 units	28,097,436	30,397,812
*	Fidelity Investments	Real Estate Investments; 282,050 units	7,580,734	6,309,451
	American Funds	New Perspective R5 Fund; 546,101 units	14,932,186	14,329,683
	Vanguard	Target Retirement 2010 Fund; 15,621 units	301,516	331,320
	Vanguard	Target Retirement 2020 Fund; 85,149 units	1,761,967	1,768,541
	Vanguard	Target Retirement 2030 Fund; 106,884 units	2,078,686	2,157,982
	Vanguard	Target Retirement 2040 Fund; 87,860 units	1,666,599	1,752,807
	Vanguard	Target Retirement 2050 Fund; 8,391 units	152,147	167,988
	Vanguard	Total Bond Market Index Fund; 2,684,495 units	27,437,565	27,999,283
	Vanguard	Target Retirement Income Fund; 23,133 units	241,882	249,606
	Vanguard	Target Retirement 2005 Fund; 12,346 units	131,374	139,259
	Vanguard	Target Retirement 2015 Fund; 163,451 units	1,876,297	1,918,916
	Vanguard	Target Retirement 2025 Fund; 211,454 units	2,425,684	2,497,278
	Vanguard	Target Retirement 2035 Fund; 229,029 units	2,712,802	2,789,569
	Vanguard	Target Retirement 2045 Fund; 65,247 units	787,576	822,110
	Luther King Capital
	Management	Small Cap Equity Fund; 560,467 units	9,652,663	9,864,222

*	Participants	Loans to participants (interest rates of 4.25% to 9.25%)		4,329,185

	Total assets held for investment purposes			$395,025,446

*  Party-in-interest